EXHIBIT 4.12

AMENDMENT TO
EMPLOYMENT AGREEMENT

                 This AMENDMENT TO EMPLOYMENT AGREEMENT (this “Amendment”), is made as of the 13th day of April, 2005, by and between Arnold Worldwide Partners, LLC, a Delaware limited liability company (the “Company”), and Edward Eskandarian (the “Executive”).

                WHEREAS, the Executive entered into an employment agreement, dated as of February 1, 2003 (the “Original Employment Agreement”), with the Company, pursuant to which the Company employed the Executive as Chief Executive Officer;

                WHEREAS, the Company and the Executive desire to amend the Original Employment Agreement as set forth herein;

                NOW THEREFORE, in consideration of the mutual premises and covenants contained in this Amendment and for other good and valuable consideration, the parties agree as follows:

1.             Section 1. Section 1 of the Original Employment Agreement is amended as follows:

1.1           Section 1(a), First Sentence. The first sentence of Section 1(a) is amended by deleting the phrase “ending on the second anniversary of the date hereof” appearing therein and inserting in its place the phrase “ending February 1, 2007”.

1.2 Section 1(a), Last Sentence. Section 1(a) is further amended by adding the following sentences immediately after the last sentence thereof:

“You hereby acknowledge that the Company and the Arnold Worldwide Partners division of Havas will be required to observe all the written rules and policies of Havas, including, without limitation, rules and policies included in the Havas Group Policies manual, and rules relating to budgets/forecasts, consolidation packages and dividends and distributions. You further acknowledge that you have read the Havas Code of Ethics (including the Financial Officer Code of Ethics contained therein) and have become familiar with their contents, and you agree to comply with their terms as they currently exist and as they may be changed in writing from time to time.”

1.3           Section 1(b). Section 1(b) is amended by deleting the phrase “commencing on the second anniversary of the date hereof and ending on the third anniversary of the date hereof” appearing in the first sentence therein and inserting in its place the phrase “commencing on February 1, 2007 and ending on February 1, 2009”.

2. Section 2. Section 2 of the Original Employment Agreement is amended by adding the following sentence immediately after the last sentence thereof:

“In particular, for so long as reasonably necessary in connection with your family medical situation, you shall be entitled to use leased or chartered private aircraft for your travels in connection with, or related to, the performance of your duties, responsibilities or services under this letter agreement for a total of up to 50 hours per year.”

3.             Other Terms Unchanged. The Original Employment Agreement shall remain unchanged and in full force and effect for periods ending on or prior to February 1, 2005, and, except as expressly amended by this Amendment, the Original Employment Agreement shall remain unchanged and in full force and effect from and after February 1, 2005.

4.             Copies; Electronic Signatures; Counterparts. Photographic and facsimile copies of this Amendment and signatures hereto by facsimile or other electronic means may be used in lieu of originals for any purpose. This Amendment may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

* * * * *

Arnold Worldwide Partners, LLC:

Alain de Pouzilhac Attorney-in-Fact

I, Edward Eskandarian, acknowledge that:

(a) I have had sufficient time to review this Amendment thoroughly;

(b) I have read and understand the terms of this Amendment and the obligations hereunder; and

(c) I have received a fully executed original of this Amendment.

In witness whereof, the parties have executed this Amendment as of the date first above written.

Edward Eskandarian
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